YUKON-NEVADA GOLD CORP. RECEIVES CLASS ACTION LAWSUIT

Vancouver, BC – July 21, 2009 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) Yukon-Nevada Gold Corp. (the "Company"), announces that it and its wholly owned subsidiary, Queenstake Resources U.S.A., Inc. (“Queenstake”), have been named as defendants in a class action lawsuit initiated by certain employees who were laid off in August 2008.

The action is for an alleged violation of the Federal WARN Act, Employment Retirement Income Security Act, State Labor Laws and to foreclose on labor liens not yet filed.

As previously stated in a news release dated April 16, 2009, Queenstake intends to satisfy all outstanding legal obligations due, caused by the shut down in August 2008. When the mine closed the Company paid as much as it could from available cash at the time, which was a reasonable proportion toward what was then due under the Federal WARN Act, Employment Retirement Income Security Act, and State Labor Law obligations. Since then it has paid approximately 50% of the then remaining outstanding balance due under the Federal WARN Act.

As Queenstake moves forward to recommence production as indicated in other recent news, it should soon be in a position to satisfy justifiable claims.

The Company and Queenstake will defend the class action from any and all unjustified claims where they believe there is no obligation.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jeanny So
Investor Relations Manager	Account Manager
Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 225
Email: nicole@yngc.ca	Email: jeanny@chfir.com
www.yukon-nevadagold.com	www.chfir.com

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.